Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MeinMalzeBier Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of MeinMalzeBier Holding Limited and subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income (loss), changes in shareholders’ deficits, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has the Company has incurred and expects to continue to incur significant costs and the Company’s cash and working capital are not sufficient one year from the issuance date of the consolidated financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditors since 2025.

Flushing, New York

April 16, 2025

MEINMALZEBIER HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2023
ASSETS
Current Assets:
Cash	$9,994	$1,525
Accounts receivable	74,959	4,056
Prepaid assets and other receivable	54,511	35,008
Due from a related party	-	1,408
Inventories	71,518	-
Total Current Assets	210,982	41,997

Non-current Assets:
Fixed assets, net	219,447	-
Right-of-use assets	69,416	61,926
Other non-current assets	8,821	-
Total Non-current Assets	297,684	61,926

Total Assets	$508,666	$103,923

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Liabilities：
Current Liabilities:
Accounts payable	$98,131	$4,949
Other payables	28,317	7,963
Other payables - related party	367,017	35,240
Lease liability - current	69,340	32,953
Total Current Liabilities	562,805	81,105

Non-current Liabilities:
Lease liability - noncurrent	8,162	34,284
Total Non-current Liabilities	8,162	34,284

Total Liabilities	570,967	115,389

Commitments and Contingencies (Note 12)

Shareholders’ Deficit:
Ordinary shares*, $1 par value, 50,000 shares authorized, 10 shares issued and outstanding at December 31, 2024 and 2023, respectively	10	10
Additional paid-in capital	282,432	685
Accumulated deficit	(355,639)	(11,497)
Accumulated other comprehensive loss	10,896	(664)
Total shareholders’ deficit	(62,301)	(11,466)
Total Liabilities and Shareholders’ Deficit	$508,666	$103,923

*	The share information is presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

MEINMALZEBIER HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2024	2023

Revenues	$111,460	$3,188
Cost of revenues	41,395	2,203
Gross Profit	70,065	985

Operating expenses
Selling and marketing	205,117	2,034
General and administrative	208,888	10,409
Total Operating Expenses	414,005	12,443

Loss from operations	(343,940)	(11,458)

Other expense
Interest expense	202	39
Total other expense	202	39

Loss before income taxes	(344,142)	(11,497)

Income taxes	-	-

Net loss	$(344,142)	$(11,497)

Net loss per share*
Basic and diluted	$(34,414)	$(1,150)

Weighted average ordinary shares* outstanding
Basic and diluted	10	10

Comprehensive loss
Net loss	$(344,142)	$(11,497)
Other comprehensive loss
Foreign currency translation adjustment	11,560	(664)
Comprehensive loss	$(332,582)	$(12,161)

*	The share information is presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

MEINMALZEBIER HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

					Accumulated
	Ordinary Shares*		Additional		Other	Total
	Number of		Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares*	Amount	Capital	Deficit	Loss	Deficit

Balance, January 1, 2023	10	$10	$-	$-	$-	$10

Shareholder contribution	-	-	685	-	-	685

Net loss	-	-	-	(11,497)	-	(11,497)

Foreign currency translation adjustment	-	-	-	-	(664)	(664)

Balance, December 31, 2023	10	10	685	(11,497)	(664)	(11,466)

Shareholder contribution	-	-	281,747	-	-	281,747

Net loss	-	-	-	(344,142)	-	(344,142)

Foreign currency translation adjustment	-	-	-	-	11,560	11,560

Balance, December 31, 2024	10	$10	$282,432	$(355,639)	$10,896	$(62,301)

*	The share information is presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

MEINMALZEBIER HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023

Cash Flows from Operating Activities:
Net loss	$(344,142)	$(11,497)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	27,203	-
Change in right-of-use assets	54,935	9,698
Changes in operating assets and liabilities:
Accounts receivable	(70,903)	(4,056)
Prepaid assets and other receivable	(19,503)	(35,008)
Inventories	(71,518)	-
Other non-current assets	(8,821)	-
Accounts payable	93,182	4,949
Other payables	20,354	7,963
Lease liability	(55,561)	(5,084)
Net Cash Used in Operating Activities	(374,774)	(33,035)

Cash Flows from Investing Activities
Purchase of property and equipment	(249,809)	-
Net Cash Used in Investing Activities	(249,809)	-

Cash Flows from Financing Activities
Change in advances from related party	333,185	33,832
Contribution from shareholder	281,747	685
Net Cash Provided by Financing Activities	614,932	30,169

Effect of Exchange Rate Changes on Cash	18,120	43

Net Change in Cash and Cash Equivalents	8,469	1,525

Cash and Cash Equivalents - beginning of year	1,525	-

Cash and Cash Equivalents - end of year	$9,994	$1,525

Supplemental Disclosure of Cash Flow Information
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

Noncash Investing and Financing Activities
Right-of-use-assets obtained in exchange for operating lease obligations	$64,249	$71,790

The accompanying notes are an integral part of these consolidated financial statements.

MEINMALZEBIER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Principal Activities

MeinMalzeBier Holdings Limited (“MMB”) is a holding company incorporated in the British Virgin Islands (“BVI”) on December 6, 2024. MMB, through two of the subsidiaries (collectively the “Company”), is engaged in the business of selling craft beers and beer machines in the People’s Republic of China (“PRC” or “China”).

On December 16, 2024, the Company formed its wholly-owned subsidiary, MeinMalzeBier Global Limited (“MMB HK”) in Hong Kong.

On September 6, 2004, Shenzhen Dirong Century Big Data Technology Co., Ltd. (“Dirong”), a fully owned subsidiary of MMB HK was incorporated under the laws of the PRC.

On April 12, 2024, Shenzhen Melody Catering Management Co., Ltd. (“Melody”), a fully owned subsidiary of MMB HK was incorporated under the laws of the PRC.

Details of the Company’s subsidiaries as of December 31, 2024 are as follows:

			Ownership
	Date of	Place of	percentage
	Incorporation or	incorporation or	direct or	Principal
Company name	acquisition	establishment	indirect	activities
Subsidiaries:
MMB HK	December 16, 2024	Hong Kong	100%	Holding
Dirong	September 6, 2004	China	100%	Sale of beer machines
Melody	April 12, 2024	China	100%	Sale of craft beers

Company Reorganization

In 2024, the Company undertook the following steps to affect a reorganization (the “Reorganization”):

●	Formation of the MMB holding company and MMB HK

●	During the year ended December 31, 2024, one of the shareholder’s of the Company made a total cash contribution of $281,747

●	100% of Dirong and Melody equity interests were transferred to MMB HK, which is ultimately 100% controlled by MMB

Immediately before and after the Reorganization, MMB, together with its subsidiaries are effectively controlled by the same controlling shareholders: therefore, the Reorganization was accounted for as a recapitalization, and the current capital structure has been retroactively presented in prior periods as if such structure existed at that time. This includes a retrospective presentation for all equity related disclosures, including share and per share, which have been revised to reflect the effects of the reorganization.

Note 2 – Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating requirements and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

The Company’s working capital deficit and cash on-hand was approximately $352,000 and $10,000, respectively, as of December 31, 2024. To enhance liquidity over the next 12 months, the Company plans to focus on driving revenue growth, optimizing its cost structure, and improving accounts receivable management. To achieve this, the Company will leverage its market leadership by introducing innovative products and services, while strategically expanding its market share in key regions. These efforts are expected to generate additional cash inflows and foster steady revenue growth. Also, the Company is working to improve its liquidity and capital sources through equity financing in short term. The management believes that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from the filing date of these consolidated financial statements. However, there is no assurance that management will be successful in their plans. There are a number of factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, its operating results may deteriorate and its bank and shareholders may not provide continued financial support.

Note 3 – Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions may have a material impact on the consolidated financial statements and accompanying notes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Significant estimates during the year ended December 31, 2024 include the assumptions used in valuation of deferred tax assets.

Translation of Foreign Currencies

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated balance sheets and statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gain and or losses are included in the results of operations as incurred.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	December 31,
	2024	2023
Spot Rate	7.2993	7.0999
Average Rate	7.1957	7.0809

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.

Accounts Receivable and Allowance for Credit Losses

The Company’s accounts receivable primarily consist of trade receivables. The Company records an allowance for credit losses that is based on customer knowledge, any known disputes, and the aging of the accounts receivable balances combined with management’s estimate of future potential recoverability. Receivables are written off against the allowance after all attempts to collect a receivable have failed. As of December 31, 2024 and 2023, substantially all of the accounts receivables are within six months, and the Company did not provide allowance against the accounts receivables.

Current Expected Credit Losses

In 2024, the Company adopted FASB Accounting Standards Codification (“ASC”) Topic 326 – “Financial Instruments – Credit Losses” (“ASC Topic 326”) for financial assets at amortized cost including accounts receivable and other receivables. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. No impact on the consolidated financial statements upon adoption.

Fair Value of Financial Instruments and Fair Value Measurements

The Company adopted the guidance of ASC 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

●	Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. Assets and liabilities measured at fair value on a recurring basis.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes. All cash are located in China. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash. Cash in China may not be freely transferable out of the PRC because of exchange control regulations or other reasons.

Inventories and Provision for Excess or Expired Inventory

Inventories consist of barrels of craft beers which is stated at the lower of cost or net realizable value.  Net realizable value is the difference between the expected sale price and the total sale or disposal costs. Cost of inventory is determined using the first-in, first-out basis method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased.

The provisions for excess or expired inventory are based on management’s estimates of forecasted usage of inventories on hand. Forecasting usage involves significant judgments regarding future demand for the Company’s various existing products. A significant change in the timing or level of demand for certain products as compared to forecasted amounts may result in recording additional provisions for excess or expired inventory in the future. Provision for excess or expired inventory included in cost of goods sold was nil for the years ended December 31, 2024 and 2023.

Fixed Assets, net

Fixed assets are stated at cost less accumulated depreciation, and depreciated on a straight-line basis over the estimated useful lives of the assets with no residual value. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Office equipment	5 years
Machinery	5 years

Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The Company did not record any impairment charge for the years ended December 31, 2024 and 2023, as there was no impairment indicator noted.

Leases

On January 1, 2022, the Company adopted FASB ASC Topic 842, “Leases,” (“ASC Topic 842”) which requires that a lessee recognize in the consolidated balance sheet a lease liability and a corresponding right-of-use asset, including for those leases that the Company currently classifies as operating leases. The right-of-use asset and the lease liability was initially measured using the present value of the remaining lease payments. ASC Topic 842 was implemented using a modified retrospective approach which resulted in no cumulative-effect adjustment in the opening balance of retained earnings as of January 1, 2022.

The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the Company the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the consolidated balance sheets, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company’s secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

Each lease liability is measured using the Company’s secured incremental borrowing rate. The Company’s leases have remaining terms of two to three years, and some of which include options to terminate the lease upon notice. The Company considers these options when determining the lease term used to calculate the right-of-use asset and the lease liability when the Company is reasonably certain it will exercise such option.

The Company’s operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Company includes the fixed payments and any payments that depend on a rate or index that relate to the lease and non-lease components in the measurement of the lease liability. Some of the non-lease components are variable in nature and not based on an index or rate, and as a result, are not included in the measurement of the operating lease right-of-use assets or operating lease liability.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in occupancy expenses in the Company’s consolidated statements of comprehensive income.

Currency Risk

To the extent that the Company needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollars would have an adverse effect on the Renminbi amount it receives from the conversion. Conversely, if the Company decide to convert Renminbi into U.S. dollars for the purpose of making payments for business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollars amounts.

Interest Rate Risk

The Company has not been exposed to material risks due to changes in market interest rates, and it has not used any derivative financial instruments to manage its interest risk exposure. However, the Company cannot provide assurance that it will not be exposed to material risks due to changes in market interest rates in the future.

Concentration of Credit Risk and Uncertainties

Currently, the Company ’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. A portion of the Company’s sales are credit sales to customers whose ability to pay are dependent upon the prevailing industry economics. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Customers

Customers which contributed more than 10% of total accounts receivable are as below:

	Years Ended December 31,
	2024	2023
Customer A	44%	25%
Customer B	17%	54%
Customer C	19%	n/a
Customer D	13%	n/a
Customer E	*	21%

Customers which contributed more than 10% of total revenue are as below:

	Years Ended December 31,
	2024	2023
Customer A	25%	21%
Customer B	12%	53%
Customer C	10%	*
Customer F	27%	*

Suppliers

1 supplier accounted for 100% of the Company’s purchase during the years ended December 31, 2024 and 2023.

Revenue Recognition

The Company recognizes revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

Under ASC 606, in order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised goods or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” goods or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the goods or service either on its own or together with other resources that are readily available to the customer (i.e., the goods or service is capable of being distinct).

●	The entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

If a goods or service is not distinct, the goods or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

Per ASC 606, the transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

A contract is established between the Company and the customer, specifying the products to be delivered and the payment terms. By signing the sales contract, customers agree to purchase and pay the specified consideration. The Company identifies a single performance obligation for the services provided, eliminating the need for transaction price allocation. The contract specifies a fixed amount as the sales price and the Company does not offer warranty on products sold. The Company recognizes revenue when obligations under the terms of a contract with its customer are satisfied; generally, this occurs with the transfer of control of its products. Payments are due on the 5th day of each month for its customers. Revenue is measured as the amount of consideration expected to be received in exchange for transferring products. If the conditions for revenue recognition are not met, the Company defers the revenue until all conditions are met.

The Company is the principal for its sales transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to the customers. Revenue from merchandise sales is recognized at the point of sale.

Disaggregation of Revenue

The following table sets forth the Company’s revenue based on services for the periods indicated:

	Years Ended December 31,
	2024	2023
Craft Beers	$79,603	$3,188
Bear Machines	29,184	-
Total revenue	$108,787	$3,188

Cost of Revenue

Cost of revenue includes cost of craft beers and related taxes. The Company applies the FIFO (first-in first-out) method to calculate the unit cost of inventory, ensuring a consistent and systematic approach to cost allocation. Upon the sale of products, the corresponding inventory costs are recognized as cost of revenue. This process ensures that the purchase costs incurred are accurately matched with the revenue generated, reflecting the economic flow of resources.

Selling and Marketing Expenses

All costs related to selling and marketing are expensed as incurred. For the years ended December 31, 2024 and 2023, selling and marketing costs amounted to $205,117 and $2,034, respectively. Advertising costs are expensed as incurred and included in the selling and marketing expenses. Advertising costs were $13,115 and $2,034 for the years ended December 31, 2024 and 2023, respectively.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of December 31, 2024 and 2023, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense, if any. There were no such interest and penalties as of December 31, 2024 and 2023.

Value Added Tax

Revenues from sale of craft beers is subject to a VAT of 1% to 3%. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of services/products provided/sold. The Company reports revenue net of PRC’s VAT for all the years presented on the consolidated statements of operations and comprehensive loss.

Loss per Share

ASC Topic 260 “Earnings per Share,” requires presentation of both basic and diluted earnings per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary stock were exercised or converted into ordinary stock or resulted in the issuance of ordinary stock that then shared in the earnings of the entity.

Basic net loss per ordinary share is computed by dividing net loss available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period. Diluted earnings per ordinary share is computed by dividing net income by the weighted average number of shares of ordinary stock, ordinary stock equivalents and potentially dilutive securities outstanding during each period. For the years ended December 31, 2024 and 2023, no potentially dilutive ordinary shares. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

Comprehensive Loss

Comprehensive loss is comprised of net loss and all changes to the statements of shareholders’ deficit, except those due to investments by shareholders and changes in paid-in capital. For the Company, comprehensive loss for the years ended December 31, 2024 and 2023 consisted of net loss and unrealized loss from foreign currency translation adjustment.

Related Parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Segment Reporting

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Company uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”) and chairman of the Company, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company has determined that it has one reportable business segment. During the years ended December 31, 2024 and 2023, all of the Company’s customers are in the PRC and all revenue is derived from the sale of craft beers.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023 - 09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This guidance is intended to enhance the transparency and decision - usefulness of income tax disclosures. The amendments in ASU 2023 - 09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023 - 09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 4 – Accounts Receivable, net

Accounts receivable, net consists of the following:

	As of December 31,
	2024	2023
Accounts receivable	$74,959	$4,056
Allowance for doubtful accounts	-	-
Total accounts receivable, net	$74,959	$4,056

No allowance for expected credit losses was recorded as of December 31, 2024 and 2023, as the Company has not experienced any historical credit losses with its customer base. Subsequent to these balance sheet dates, and up to the date of report, accounts receivable as of December 31, 2024 were collected $5,150.

Note 5 – Inventories

Inventories consist of the following:

	December 31,
	2024	2023
Raw materials	$-	$-
Work in process	-	-
Finished goods	71,518	-
Total	$71,518	$-

During the years ended December 31, 2024 and 2023, the Company recognized inventories write-down of nil in cost of revenues.

Note 6 – Prepaid Assets and Other Receivable

Prepaid assets and other receivable consisted of the following:

	Years Ended December 31,
	2024	2023
Prepaid to vendors for beer purchase	$36,434	$32,395
Security Deposits	11,198	1,408
Others	6,850	2,613
	$54,482	$36,416

Note 7 – Fixed Assets, net

Fixed assets consisted of the following:

	Years Ended December 31,
	2024	2023
Office equipment	$2,028	$-
Machinery	244,237	-
Less: accumulated depreciation	(26,818)	-
	$219,447	$-

For the years ended December 31, 2024, and 2023, depreciation expense amounted to $27,203 and nil, respectively.

Note 8 – Related Parties Transactions

Other receivable – related party

Due from related party consisted of the following:

	December 31,
Name of related party	2024	2023
Xiaojun Zou (1)	$-	$1,408
	$-	$1,408

(1)	Xiaojun Zou (“Mr. Zou”) is the Company’s Manager.

At December 31, 2024 and 2023, other receivable- related party represents an advance provided to Mr. Zou for Company’s operation. During the years ended December 31, 2024 and 2023, the Company advanced nil and $1,408, respectively, to Mr. Zou and received repayment of $1,408 and nil, respectively. The advance is short-term in nature, non-interest bearing, unsecured and repayable on demand. As of December 31, 2024 and 2023, other receivable - related party amounted to nil and $1,408, respectively.

Other payable – related party

Due to related party consisted of the following:

	December 31,
Name of related party	2024	2023
Lap Cheong Chan (2)	$367,017	$35,240
	$367,017	$35,240

(2)	Lap Cheong Chan (“Mr. Chan”) is the Company’s Shareholder.

At December 31, 2024 and 2023, other payable- related party consisted of expenses paid by Mr. Chan  on behalf of the Company and advances from him for working capital. During the years ended December 31, 2024 and 2023, the Company advanced $340,701 and $35,240, respectively, from Mr. Chan  and repaid $8,924 and nil, respectively. The related party’ advances are short-term in nature, non-interest bearing, unsecured and repayable on demand. As of December 31, 2024 and 2023, other payable- related party amounted to $367,017 and $35,240, respectively.

Note 9 – Income Taxes

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

British Virgin Islands

The Company is a tax-exempt entity incorporated in British Virgin Islands.

Hong Kong

MMB HK was incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the consolidated financial statements as MMB HK has no assessable profits for the year ended December 31, 2024 and 2023.

China

The Company’s PRC operating subsidiaries, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises. The Company’s PRC operating subsidiaries qualify as small and micro enterprises, and are subject to a preferential income tax rate of 5%.

For the years ended December 31, 2024 and 2023, the Company incurred current income tax expenses of nil and nil, respectively. For the years ended December 31, 2024 and 2023, the Company did not incur any deferred tax expenses or benefits.

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

The Company operates in serval tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the Cayman Islands statutory income tax rate to the Company’s pre-tax income as follows:

	Years Ended
	December 31,
	2024	2023
Loss before income tax	$(344,142)	$(11,497)
Statutory tax rate in the PRC	5%	5%
Income tax expense at statutory tax rate	(17,207)	(575)
Non-deductible expenses	-
Change in valuation allowance	17,207	575
Income tax	$-	$-

The reconciliations to statutory rates for fiscal 2024 and 2023 were as follows:

	Years Ended
	December 31,
	2024	2023
Statutory rate	25%	25%
Effect of preferential tax rate	(20)%	(20)%
Effect of non-deductible expenses	-%	-%
Effect of non-taxable income	-%	-%
Effect of change in valuation allowance	(5)%	(5)%
	-%	-%

The Company’s approximate net deferred tax assets as of December 31, 2024 and 2023 attributable to tax filings in the PRC were as follows:

	As of December 31,
Deferred tax assets:	2024	2023
Net operating loss carryforward	$17,782	$575
Valuation allowance	(17,782)	(575)
Net deferred tax assets, net	$-	$-

Management has applied a valuation allowance to the total amount of deferred tax assets based on the determination that it is more likely than not that the deferred tax asset will not be realized. This determination was based on the historic and estimated future profitability of the entities to which the deferred tax assets relate.

The movement of valuation allowance as follows:

	As of December 31,
	2024	2023
Balance at beginning of the period	$575	$-
Additions	17,207	575
Balance at ending of the period	$17,782	$575

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

Note 10 – Lease

All of the Company’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices and other facilities. The Company’s lease agreements do not contain any residual value guarantees, restrictions or covenants. The Company has the option to extend the lease by providing written notice at least 60 days before the lease expires. As the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate based on information available at lease commencement to determine the present value of the lease payments. Cash paid for amounts included in the measurement of operating lease liabilities was approximately $55,561 and $5,084 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, the weighted-average remaining lease term on these leases is approximately 1.41 and 2.08 years, respectively and the weighted-average discount rate used to measure the lease liabilities was approximately 3.22% and 4.20%, respectively.

The following table presents balances reported in the consolidated balance sheets related to the Company’s leases:

	As of December 31,
	2024	2023
Operating lease right-of-use assets	$69,416	$61,926
Operating lease liabilities	$77,502	$62,985

The following table summarizes the maturity of lease liabilities under operating lease as of December 31, 2024:

Operating Lease
2025	$71,064
Thereafter	8,199
Total lease payments	79,263
Amount of lease payments representing interest	(1,761)
Total present value of operating lease liabilities	$77,502
Current portion	$69,340
Long-term portion	8,162
Total	$77,502

The following table presents operating lease cost reported in rent expenses on the consolidated statements of comprehensive (loss) related to the Company’s leases:

	For the Years Ended December 31,
	2024	2023
Operating lease expense	$58,524	$10,409

Note 11 – Equity

Ordinary Shares

The Company was established under the laws of the British Virgin Islands on December 6, 2024. The authorized number of ordinary shares was 50,000 shares of a single class with a par value of $1 per ordinary share, and 10 ordinary shares were issued as of December 6, 2024. The Company has retroactively restated all shares and per share data for all the periods presented pursuant to ASC 260 (Note 1). As a result, the Company had 50,000 authorized ordinary shares, par value $1 per share, of which 10 were issued and outstanding as of December 31, 2024 and 2023.

Statutory Reserve

The Company’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Company’s board of directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

For the years ended December 31, 2024, and 2023, the Company has no addition to the statutory reserve.

Capital Contribution

For the years ended December 31, 2024, and 2023, the shareholder of the Company made a total cash contribution of $281,747 and $685, respectively.

Note 12 – Commitments and Contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Note 13 – Subsequent Events

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The Company has evaluated all events or transactions that occurred after December 31, 2024, up through the date the Company issued the consolidated financial statements and concluded that except for the matter disclosed below, no material subsequent events to be disclosed.

On February 17, 2025, the Company entered into a non-binding Letter of Intent (“LOI”) with ReTo Eco-Solutions, Inc. (the “Acquirer”), pursuant to which the Acquirer proposes to acquire a 51% controlling equity interest in the Company for an aggregate consideration of US$19.89 million. The purchase price shall be payable through: (i) cash payment of $3.978 million and (ii) issuance of $15.912 million worth of the Acquirer’s Class A ordinary shares.